Exihibit 99.1
Earnings Release
November 06th, 2025
investors.stone.co

StoneCo Reports Third Quarter 2025 Results
George Town, Grand Cayman, November 06, 2025 – StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”) today reports its financial results for the third quarter ended September 30, 2025.
Main highlights for 3Q25:

Adjusted Gross Profit (Continuing Operations)	Adjusted Basic EPS (Continuing + Discontinued Operations)
R$ 1.6bn	R$ 2.57/share
+11.7% year over year	+31.0% year over year

Note on presentation of financial results
Following the reclassification of some software assets held for sale, resulting in our 6-K filing, “StoneCo Announces Divestment of Software Assets,” dated July 22, 2025, as from 2Q25 we have updated how we present our financial results.
From 2Q25 onwards, our financials and analysis are focused solely on continuing operations, unless otherwise stated. The Income Statement has been recasted retrospectively to reflect only continuing operations, with results from discontinued operations now shown as a single line item — "Net Income (loss) for the period from Discontinued Operations" — before Net Income. You can find historical data under the new reporting format in table 11 of this earnings release and in the “Results Spreadsheet 3Q25” published.
The Balance Sheet remains unchanged for prior periods. However, from 2Q25, it includes a dedicated line for "Assets Held for Sale" and another one for “Liabilities associated with assets held for sale”.
Finally, our Cash Flow Statement continues to be presented on a consolidated basis, including both continuing and discontinued operations for each reporting line.
Operating and Financial Highlights from Continuing Operations
CONSOLIDATED ADJUSTED FINANCIAL METRICS FROM CONTINUING OPERATIONS (unless otherwise noted)
Table 1: Main Financial Metrics from Continuing Operations

Main Financial Metrics (R$mn)	3Q25	2Q25	Δ q/q %	3Q24	Δ y/y %	9M25	9M24	y/y %
Total Revenue and Income	3,566.8	3,500.9	1.9%	3,062.5	16.5%	10,428.5	8,753.9	19.1%
Adjusted Metrics
Gross Profit	1,604.9	1,561.5	2.8%	1,436.8	11.7%	4,657.1	4,043.3	15.2%
Gross Profit margin (%)	45.0%	44.6%	0.4p.p.	46.9%	(1.9)p.p.	44.7%	46.2%	(1.5)p.p.
EBT	757.4	704.0	7.6%	697.4	8.6%	2,114.8	1,854.8	14.0%
EBT margin (%)	21.2%	20.1%	1.1p.p.	22.8%	(1.5)p.p.	20.3%	21.2%	(0.9)p.p.
Net Income	641.5	598.1	7.2%	567.8	13.0%	1,770.3	1,479.2	19.7%
Net income margin (%)	18.0%	17.1%	0.9p.p.	18.5%	(0.6)p.p.	17.0%	16.9%	0.1p.p.
Table 2: Main Financial Metrics from Continuing + Discontinued Operations

Main Financial Metrics (R$mn)	3Q25	2Q25	Δ q/q %	3Q24	Δ y/y %	9M25	9M24	y/y %
Adjusted Metrics
Net Income	689.9	630.9	9.4%	586.8	17.6%	1,875.2	1,534.4	22.2%
Net income margin (%)	17.9%	16.6%	1.3p.p.	17.5%	0.4p.p.	16.5%	15.9%	0.6p.p.
Basic EPS (R$/share)	2.57	2.33	10.6%	1.97	31.0%	6.86	5.02	36.7%
Net Cash	3,519.1	3,659.0	(3.8)%	4,923.8	(28.5)%	3,519.1	4,923.8	(28.5)%

Earnings Release | 3Q25	2

oTotal Revenue and Income from continuing operations reached R$3,566.8 million in 3Q25, up 16.5% year over year and 1.9% sequentially. The annual increase was mostly driven by two factors: (i) stronger client monetization following repricing initiatives that started in 1Q25 to offset CDI hikes, and (ii) the growth of our active client base. This performance was achieved despite pressure on floating revenues from the use of client deposits as a funding source in our operation. The quarter over quarter variation was negatively affected by the Company's decision to pay intra-group interest on capital, which impacts Other Financial Income. While this payment reduces revenues given the impact of PIS/Cofins, it has a positive net effect on taxes and net income. For further information refer to the "Total Revenue and Income from Continuing Operations" section.
oAdjusted Gross Profit from continuing operations reached R$1,604.9 million, increasing 11.7% year over year, mostly as a result of revenue growth, which was partially offset by higher financial expenses, reflecting the higher average CDI in the period and higher provisions for credit as we grow our loan portfolio. Adjusted Gross Profit margin was 45.0%, down from 46.9% in 3Q24 and up from 44.6% in 2Q25. The year over year margin compression reflects the impact of CDI increase, which, despite successful repricing waves executed, affects margin calculation. Sequentially, the increase in margin was driven by (i) consistent revenue expansion and (ii) lower cost of services excluding provisions for expected credit losses as a percentage of revenues. These gains were partially offset by higher financial expenses as a percentage of revenues.
oAdjusted EBT from continuing operations totaled R$757.4 million in 3Q25, up 8.6% year over-year, mainly driven by Adjusted Gross Profit growth, and partially offset by an increase in selling expenses due to higher personnel spend and more evenly distributed marketing investments this year compared to 2024. Adjusted EBT margin was 21.2%, down 1.5 percentage point from 3Q24, driven by the variation in gross margin previously explained. Sequentially, Adjusted EBT grew 7.6%, with margins improving from 20.1% in 2Q25 to 21.2% in 3Q25, supported by a gross margin expansion and lower selling and other operating expenses as a percentage of revenues.
oAdjusted Net Income from both continuing and discontinued operations reached R$689.9 million in the quarter, 17.6% higher year over year. From continuing operations alone, Adjusted Net Income totaled R$641.5 million in 3Q25, representing a 13.0% increase versus 3Q24. Adjusted net margin from continuing operations was 18.0%, up from 17.1% in 2Q25 and down from 18.5% in 3Q24. This sequential increase reflects the same drivers behind the Adjusted EBT margin expansion and a flattish effective tax rate in the period.
oAdjusted Basic EPS from continuing and discontinued operations was R$2.57 per share in 3Q25, with an increase of 31.0% year over year and 10.6% quarter over quarter. The annual increase outpaced Adjusted Net Income growth by 1.8x, mainly due to R$2.3 billion in share buybacks over the past twelve months ended in September 2025, reducing the total outstanding share count by 37.3 million STNE shares.
oAdjusted Net Cash position from continuing and discontinued operations was R$3,519.1 million in the quarter, decreasing 3.8% quarter over quarter and 28.5% year over year. The Company consumed R$139.9 million of Adjusted Net Cash in the quarter, mostly due to R$465.2 million used in the repurchase of 5.6 million STNE shares.

Earnings Release | 3Q25	3

2025 GUIDANCE
The Company is making progress and advancing toward its 2025 financial goals, with good results delivered through the first nine months of the year.
With respect to 2027, we will disclose a revisited guidance early next year to reflect only continuing operations in the adjusted gross profit indicator. We will also take the opportunity to update other indicators based on recent market trends and our strategy execution.
MAIN OPERATING METRICS
Table 3: Payments

Payments Operating Metrics	3Q25	2Q25	Δ q/q %	3Q24	Δ y/y %	9M25	9M24	Δ y/y%

Total TPV (R$bn)	140.2	136.3	2.9%	128.9	8.8%	410.1	372.3	10.2%
CTPV (Card TPV)	117.5	115.0	2.1%	112.3	4.6%	346.1	328.9	5.2%
PIX QR Code	22.8	21.3	6.9%	16.7	36.5%	64.0	43.4	47.5%

MSMB TPV (R$bn)	126.4	122.3	3.4%	114.0	10.9%	368.2	325.2	13.2%
CTPV (Card TPV)	106.5	104.1	2.4%	100.7	5.8%	313.6	291.9	7.4%
PIX QR Code	19.9	18.2	9.3%	13.3	49.1%	54.6	33.3	64.0%

Large Accounts TPV (R$bn)	13.8	14.1	(1.8)%	14.9	(7.5)%	41.9	47.1	(11.0)%
CTPV (Card TPV)	10.9	11.0	(0.3)%	11.6	(5.7)%	32.5	37.0	(12.1)%
PIX QR Code	2.9	3.1	(7.2)%	3.3	(13.8)%	9.4	10.1	(7.1)%

Active Client Base ('000)	4,716.2	4,576.1	3.1%	4,012.1	17.6%	4,716.2	4,012.1	17.6%
MSMB	4,652.0	4,513.3	3.1%	3,968.3	17.2%	4,652.0	3,968.3	17.2%
Large Accounts	54.5	54.2	0.6%	51.7	5.4%	54.5	51.7	5.4%

oTotal TPV was R$140.2 billion in 3Q25, up 8.8% compared with 3Q24. The increase was primarily explained by a 10.9% year-over-year growth in MSMB TPV, which was partially offset by a 7.5% decrease in Large Accounts TPV.
oTotal Payments Active Client base grew 3.1% quarter over quarter, reaching 4.7 million clients in 3Q25.
MSMB (Micro, SMB clients)
oMSMB TPV totaled R$126.4 billion in the quarter, a 10.9% year over year increase, driven primarily by the continued expansion of our active client base in this segment. The deceleration in the year over year growth relative to prior quarters reflects a more challenging macroeconomic environment, which directly affects our clients' sales.

Earnings Release | 3Q25	4

Our MSMB TPV consists of the following components:
oMSMB CTPV was R$106.5 billion in the quarter, up 5.8% compared with 3Q24, as the increase of PIX QR Code volumes continues to replace debit volumes. Given that PIX QR Code monetization aligns with our debit net MDR, this shift positively impacts our P&L as it enhances engagement with Stone’s banking solution.
oMSMB PIX QR Code volumes were R$19.9 billion in 3Q25, a 49.1% increase compared with 3Q24, driven by the continued adoption of this payment method.
oMSMB Active Payment Clients achieved 4.7 million in the quarter, a 17.2% year over year increase or 3.1% compared with 2Q25.
Table 4: Banking

Banking Operating Metrics	3Q25	2Q25	Δ q/q %	3Q24	Δ y/y %	9M25	9M24	Δ y/y%

MSMB Active Client Base ('000)	3,461.5	3,322.4	4.2%	2,842.1	21.8%	3,461.5	2,842.1	21.8%

Retail Deposits (R$mn)	9,018.2	8,830.0	2.1%	6,816.8	32.3%	9,018.2	6,816.8	32.3%
Deposits from retail clients	1,434.9	1,487.4	(3.5)%	6,695.8	(78.6)%	1,434.9	6,695.8	(78.6)%
Time Deposits (on-platform)	7,583.3	7,342.6	3.3%	121.0	6168.2%	7,583.3	121.0	6168.2%

oBanking active client base reached 3.5 million active clients in 3Q25, up 21.8% compared with 3Q24 or 4.2% versus 2Q25. The quarter-over-quarter growth is mainly explained by the increase in our active banking only client base, and the successful execution of our bundle offers.
oTotal retail deposits were R$9.0 billion in 3Q25, 32.3% higher compared with 3Q24 mainly due to our cross selling initiatives between payments and banking. On a quarter-over-quarter basis, total retail deposits increased 2.1%, mainly impacted by a seasonal effect associated with this quarter end-date, when merchants settled recurring obligations.
oAs previously mentioned, we continue to increase the use of client deposits as a funding source, reducing our average cost of funding. As a result, in 3Q25, the composition of our retail deposits was as follows:
Deposits from retail clients were R$1.4 billion, decreasing 78.6% year over year and 3.5% sequentially.
Time deposits (on-platform) were R$7.6 billion, higher than R$7.3 billion in 2Q25 and R$6.7 million in 3Q24. The sequential growth reflects increased engagement with our investment solution.

Earnings Release | 3Q25	5

Table 5: Credit 1

Consolidated Credit Metrics	3Q25	2Q25	Δ q/q %	3Q24	Δ y/y %	9M25	9M24	Δ y/y%

Portfolio (R$mn)	2,297.8	1,808.2	27.1%	923.1	148.9%	2,297.8	923.1	148.9%
Merchants[1]	2,070.9	1,616.1	28.1%	864.0	139.7%	2,070.9	864.0	139.7%
Credit Card	226.9	192.1	18.1%	59.1	284.2%	226.9	59.1	284.2%

Provisions for losses (R$mn)	(86.4)	(82.3)	5.0%	(0.3)	31,193.1%	(202.6)	(64.2)	215.5%
Merchants[1]	(76.2)	(71.7)	6.2%	2.8	n.m	(179.7)	(59.5)	202.0%
Credit Card	(10.2)	(10.5)	(3.2)%	(3.1)	232.0%	(22.9)	(4.7)	385.1%

Coverage ratio	265.0%	279.9%	(14.9)p.p.	388.0%	(123.0)p.p.	265.0%	3.88	(123.0)p.p.
Cost of risk	(16.8)%	(20.2)%	3.4p.p.	(0.1)%	(16.7)p.p.	(16.8)%	(0.1)%	(16.7)p.p.

NPL 15-90 days	3.12%	2.51%	0.6p.p.	1.88%	1.2p.p.	3.12%	1.88%	1.2p.p.
NPL > 90 days	5.03%	4.67%	0.4p.p.	3.50%	1.5p.p.	5.03%	3.50%	1.5p.p.

oIn 2Q25, our total credit portfolio reached R$2,297.8 million, mainly attributed to a 28.1% quarter-over-quarter growth in our merchant portfolio, especially our working capital solution. Portfolio growth remains aligned with our risk appetite statement, as we continue to prioritize asset quality across all credit solutions.
oProvisions for expected losses totaled R$86.4 million in 3Q25, up from R$82.3 million in 2Q25, driven by the continued expansion of our credit portfolio, fueled by a 31.8% quarter-over-quarter increase in working capital disbursements. As a result, our cost of risk for the quarter stood at 16.8%, lower than 20.2% in 2Q25.
oNPL indicators remain at healthy levels. NPL 15-90 days for the consolidated credit portfolio was 3.12%, compared with 2.51% in 2Q25 and 1.88% in 3Q24. The sequential increase in this NPL ratio stems primarily from a payment delay by a specific client, which has been resolved in 4Q25. NPL over 90 days was 5.03% in 3Q25 compared with 4.67% and 3.50% in 2Q25 and 3Q24, respectively. The sequential increase in NPL over 90 days is a result of the natural maturation process of our portfolio, considering our different credit solutions offered.
oIn 3Q25, our coverage ratio stood at 265.0%, remaining at a conservative level given the current macroeconomic environment.
1 Merchants consists of the sum of working capital and revolving credit.

Earnings Release | 3Q25	6

Adjusted Income Statement from Continuing Operations
Table 6: Adjusted Statement of Profit or Loss from Continuing Operations 2(unless otherwise noted)

Adjusted Statement of Profit or Loss (R$mn)	3Q25	% Rev.[3]	2Q25	% Rev.[3]	Δ q/q %	3Q24	% Rev.[3]	Δ y/y%	9M25	9M24	Δ y/y%
Net revenue from transaction activities and other services	626.0	17.5%	658.1	18.8%	(4.9)%	808.5	26.4%	(22.6)%	1,944.9	2,323.0	(16.3)%
Net revenue from subscription services and equipment rental	224.1	6.3%	218.9	6.3%	2.4%	199.0	6.5%	12.6%	658.9	557.5	18.2%
Financial income	2,544.0	71.3%	2,409.2	68.8%	5.6%	1,918.8	62.7%	32.6%	7,256.3	5,486.6	32.3%
Other financial income	172.7	4.8%	214.7	6.1%	(19.6)%	136.2	4.4%	26.8%	568.5	386.8	47.0%
Total revenue and income	3,566.8	100.0%	3,500.9	100.0%	1.9%	3,062.5	100.0%	16.5%	10,428.5	8,753.9	19.1%
Cost of services	(817.8)	(22.9)%	(850.4)	(24.3)%	(3.8)%	(728.7)	(23.8)%	12.2%	(2,453.9)	(2,089.4)	17.4%
Provision expenses for expected credit losses[2]	(86.4)	(2.4)%	(82.3)	(2.4)%	5.0%	(0.3)	—%	31193.1%	(202.6)	(63.2)	220.6%
Financial expenses, net	(1,144.1)	(32.1)%	(1,089.0)	(31.1)%	5.1%	(897.0)	(29.3)%	27.6%	(3,317.5)	(2,621.2)	26.6%
Gross Profit	1,604.9	45.0%	1,561.5	44.6%	2.8%	1,436.8	46.9%	11.7%	4,657.1	4,043.3	15.2%
Administrative expenses	(223.5)	(6.3)%	(214.9)	(6.1)%	4.0%	(208.9)	(6.8)%	7.0%	(636.0)	(587.5)	8.3%
Selling expenses	(527.2)	(14.8)%	(531.0)	(15.2)%	(0.7)%	(437.2)	(14.3)%	20.6%	(1,585.5)	(1,354.2)	17.1%
Other income (expenses), net	(95.6)	(2.7)%	(111.1)	(3.2)%	(13.9)%	(93.8)	(3.1)%	2.0%	(319.5)	(247.1)	29.3%
Loss on investment in associates	(1.2)	—%	(0.5)	—%	139.4%	0.4	—%	n.m	(1.3)	0.3	n.m
Profit (loss) before income taxes	757.4	21.2%	704.0	20.1%	7.6%	697.4	22.8%	8.6%	2,114.8	1,854.8	14.0%
Income tax and social contribution	(115.9)	(3.3)%	(105.8)	(3.0)%	9.5%	(129.6)	(4.2)%	(10.6)%	(344.4)	(375.6)	(8.3)%
Net income (loss) from Continuing Operations	641.5	18.0%	598.1	17.1%	7.2%	567.8	18.5%	13.0%	1,770.3	1,479.2	19.7%

Net income (loss) from Discontinued Operations	48.4	16.5%	32.7	10.7%	48.1%	19.1	6.5%	153.8%	104.9	55.3	89.9%

Net income (loss) from Continuing + Discontinued Operations	689.9	17.9%	630.9	16.6%	9.4%	586.8	17.5%	17.6%	1,875.2	1,534.4	22.2%
3
Total Revenue and Income from Continuing Operations
Net Revenue from Transaction Activities and Other Services (Continuing Operations)
Net Revenue from Transaction Activities and Other Services totaled R$626.0 million in 3Q25, representing a 22.6% year-over-year decline. This decrease was primarily driven by (i) pricing optimizations between card MDRs and prepayment revenues in bundled offers, which started at the end of the last fiscal year. While this negatively impacted Net Revenue from Transaction Activities and Other Services, it positively contributed to Financial Income. This effect was partially offset by higher (ii) revenues from PIX QR Code, (iii) membership fees, and (iv) transactional banking services.
Quarter over quarter, Net Revenue from Transaction Activities and Other Services decreased 4.9%, mainly due to item (i) and partially offset by items (ii) and (iv) abovementioned for the year over year variation, combined with higher transactional software revenues as a result of an annual event from one of our software companies in the continuing operations segment.
The shift between transactional revenues and financial income underscores the importance of focusing on gross profit rather than individual revenue lines, as our bundled offerings continue to evolve. This approach provides a more comprehensive view of our business performance.
Net Revenue from Subscription Services and Equipment Rental (Continuing Operations)
Net Revenue from Subscription Services and Equipment Rental increased 12.6% year over year to R$224.1 million in 3Q25. This can be primarily attributed to (i) higher subscription revenues from continuing operations in our software segment, combined with (ii) higher equipment rental revenues.
2 Starting from 4Q24, write-offs are recognized under Cost of Services.
3 For Net Income (Loss) from Discontinued Operations, the percentage of revenues is calculated based on the Total Revenue and Income from Discontinued Operations. For Net Income (Loss) for the period for Continuing + Discontinued Operations, the percentage considers the Total Revenue and Income from both Continuing and Discontinued Operations.

Earnings Release | 3Q25	7

Quarter over quarter, this revenue line increased 2.4% as a result of item (ii) mentioned above for the year over year variation combined with higher revenues from the adoption of other value-added solutions offered to our merchants.
Financial Income (Continuing Operations)
Financial Income was R$2,544.0 million in the quarter, a 32.6% year over year growth, explained by higher prepayment and credit revenues, offset in part by lower floating revenue from deposits, which were recently introduced as an alternative funding source in our operation. Higher prepayment revenues are a result of the following factors: (i) pricing policy adjustments undertaken in the period, (ii) pricing optimizations between card MDRs and prepayment revenues as anticipated in the “Net Revenue from Transaction Activities and Other Services” section, and (iii) higher prepaid volumes.
Quarter over quarter, Financial Income increased 5.6% mainly as a result of higher prepayment and credit revenues.
Credit revenues were R$179.0 million in 3Q25 compared with R$132.9 million in 2Q25 and R$61.5 million in 3Q24.
Other Financial Income (Continuing Operations)
Other Financial Income totaled R$172.7 million in 3Q25 compared with R$136.2 million in 3Q24. This increase was primarily due to (i) a higher CDI in the period from an average of 10.43% in 3Q24 to 14.90% in 3Q25, and (ii) a larger average cash balance. These effects were partially offset by (iii) R$19 million of taxes incurred on intra-group interest on equity payments during 3Q25.
Compared with the previous quarter, Other Financial Income decreased 19.6%, due to (i) a lower average cash balance in the period, combined with item (iii) mentioned above for the year over year variation.
Adjusted Costs and Expenses from Continuing Operations
Cost of Services (Continuing Operations)
Cost of Services totaled R$817.8 million in 3Q25, increasing 12.2% year-over-year.
Loan loss provisions were R$86.4 million, up from R$0.3 million in 3Q24, and R$82.3 million in 2Q25. The increase in loan loss provisions on an annual basis reflects (i) an acceleration in working capital disbursements, (ii) increased focus on credit cards and revolving credits, and (ii) higher conservatism given a worsening macroeconomic environment. Excluding these provisions, Cost of Services was R$731.4 million, flattish year-over-year.
On a sequential basis, Cost of Services was 3.8% lower. Excluding loan loss provisions, Cost of Services decreased 4.8% sequentially as a result of (i) lower transaction costs, (ii) efficiency gains in logistics, and (iii) lower provisions for acquiring losses. These effects were partially offset by higher (iv) depreciation and amortization.
As a percentage of revenues, Cost of Services excluding loan loss provisions was 20.5%, compared with 23.8% in 3Q24 and 21.9% in 2Q25.
Adjusted Financial Expenses, Net (Continuing Operations)
Financial Expenses, Net were R$1,144.1 million in 3Q25, a 27.6% increase compared with the prior-year period. This growth can be mainly attributed to (i) an increase in average CDI, from 10.42% in 3Q24 to 14.90% in 3Q25, and (ii) higher funding needs for our operation in the period. These effects were partially offset by (iii) lower average funding costs, mostly due to the use of client deposits as funding in our operation. As a percentage of Total Revenue and Income, Financial Expenses, Net increased from 29.3% in 3Q24 to 32.1% in 3Q25.
Compared with 2Q25, Financial Expenses, Net increased 5.1%. This was mainly a result of a higher number of working days in the quarter which was partially compensated by item (iii) mentioned above for the year over year explanation. As a percentage of revenues, Financial Expenses, net increased from 31.1% in 2Q25 to 32.1% in 3Q25.

Earnings Release | 3Q25	8

Adjusted Administrative Expenses (Continuing Operations)
Administrative Expenses were R$223.5 million, increasing 7.0% year over year, mainly explained by higher (i) depreciation and amortization, (ii) personnel, and (iii) third party services expenses. As a percentage of revenues, Administrative Expenses decreased from 6.8% in 3Q24 to 6.3% in 3Q25.
Compared with the previous quarter, Administrative Expenses grew 4.0%, mostly as a consequence of items (ii) and (iii) from the year over year explanation above. As a percentage of revenues, Administrative expenses increased from 6.1% in 2Q25 to 6.3% in 3Q25.
Selling Expenses (Continuing Operations)
Selling Expenses were R$527.2 million in 3Q25, up 20.6% year over year, mostly due to higher investments in (i) our distribution channels and (ii) in marketing, due to a more evenly distributed spend throughout the year. As a percentage of revenues, Selling Expenses increased from 14.3% in 3Q24 to 14.8% in 3Q25.
Compared with 2Q25, Selling Expenses were flattish, with higher marketing expenses being largely compensated by lower personnel expenses. As a percentage of revenues, Selling Expenses decreased from 15.2% in 2Q25 to 14.8% in 3Q25.
Adjusted Other Income (Expenses), Net (Continuing Operations)
Other Expenses, Net were R$95.6 million in the quarter, up 2.0% on a year over year basis, mostly driven by higher share-based compensation expenses.
Compared with the previous quarter, Other Expenses, net, were 13.9% down. This decrease can be attributed to (i) a reduction in share based compensation expenses, in part from a smaller STNE share price increase relative to 2Q25, combined with (ii) an increase in gains related to the sale of POSs. These effects were partially offset by (iii) the divestment of a corporate asset in 2Q25, which no longer repeated this quarter.
Adjusted Income Tax and Social Contribution (Continuing Operations)
The Company recognized R$115.9 million of income tax and social contribution expenses during 3Q25 over an Adjusted Profit Before Income Taxes of R$757.4 million, representing an effective tax rate of 15.3%. The difference to the statutory rate is mainly explained by (i) gains from subsidiaries abroad subject to different statutory tax rates, (ii) benefits from “Lei do Bem” (Law 11,196/05) incentives, and (iii) a R$33 million non recurring positive effect from an intra-group interest on equity payment during the quarter. Considering the positive effect on revenues and the negative effect on taxes from the intra-group interest on equity payment, the effective tax rate would have been 19.2% in the quarter.
Adjusted Net Income (Loss) and EPS
In 3Q25 Adjusted Net Income from Continuing Operations was R$641.5 million, compared with R$567.8 million in 3Q24, increasing 13.0% year over year. This positive evolution was mostly a result of (i) an increase of 11.7% in Adjusted Gross Profit, boosted by the successful execution of adjusting our pricing policy in the period amid higher interest rates in Brazil, in addition to (ii) a lower effective tax rate in the period. These effects were partially offset by an increase of 16.2% in SG&A.
Compared with the previous quarter, Adjusted Net Income from Continuing Operations was 7.2% higher, with Adjusted Net Margin increasing 0.9 percentage point from 17.1% in 2Q25 to 18.0% in 3Q25. This margin increase can be attributed to (i) a higher adjusted gross profit margin combined with (ii) lower selling and other operating expenses as a percentage of revenues.
Adjusted Net Income from both continuing and discontinued operations reached R$689.9 million in the quarter, 17.6% higher year over year and 9.4% quarter over quarter. As a result, Adjusted Basic EPS from continuing and discontinued operations was R$2.57 per share, up from R$1.97 in 3Q24 and R$2.33 in 2Q25.

Earnings Release | 3Q25	9

IFRS Profit and Loss Statement from Continuing
Operations (unless otherwise noted)
Table 7: Conciliation between Adjusted and IFRS Profit and Loss Statement for Continuing Operations and EPS for Continuing + Discontinued Operations

Income Statement of Profit or Loss from Continuing Operations(R$mn)	3Q25 Adjusted	Adjustments	Rationale	3Q25 IFRS	2Q25 IFRS	Δ q/q %	3Q24 IFRS	Δ y/y%
Total revenue and income	3,566.8	-	-	3,566.8	3,500.9	1.9%	3,062.5	16.5%
Cost of services	(817.8)	-	-	(817.8)	(850.4)	(3.8)%	(728.7)	12.2%
Financial expenses, net	(1,144.1)	(3.0)	R$1.7mn from earn-out interests on business combinations; and R$1.3mn of financial expenses from fair value adjustments on acquisitions.	(1,147.1)	(1,091.8)	5.1%	(899.6)	27.5%
Gross Profit	1,604.9	(3.0)	-	1,601.9	1,558.7	2.8%	1,434.3	11.7%
Administrative expenses	(223.5)	(10.2)	PPA (Purchase Price Allocation) amortization of acquired software companies.	(233.7)	(225.1)	3.8%	(219.8)	6.3%
Selling expenses	(527.2)	-	-	(527.2)	(531.0)	(0.7)%	(437.2)	20.6%
Other income (expenses), net	(95.6)	56.6	Capital gains on the sale of SimplesVet	(39.0)	(110.8)	(64.8)%	(93.8)	(58.4)%
Gain (loss) on investment in associates	(1.2)	-	-	(1.2)	(0.5)	138.7%	0.4	n.m.
Profit before income taxes	757.4	43.4	-	800.9	691.3	15.8%	683.9	17.1%
Income tax and social contribution	(115.9)	(16.8)	Taxes related to the adjusted items.	(132.7)	(104.1)	27.4%	(127.1)	4.4%
Net income from Continuing Operations	641.5	26.6	-	668.1	587.2	13.8%	556.8	20.0%

Net income from Discontinued Operations	48.4	(1.3)	PPA (Purchase Price Allocation) amortization of acquired software companies.	47.1	15.8	197.9%	(13.9)	n.m
Net income from Continuing + Discontinued Operations	689.9	25.3	-	715.3	603.0	18.6%	542.9	31.8%

Basic Number of shares (mn)	264.8	-	-	264.8	269.2	(1.7)%	297.0	(10.9)%
Basic EPS from Continuing + Discontinued Operations (R$/share)	2.57	-	-	2.67	2.22	20.1%	1.82	46.9%
The variations of the IFRS P&L lines can be explained by the same factors as for the Adjusted P&L lines, unless otherwise noted below.
Other expenses, net decreased 58.4% year over year, mainly as a result of non-recurring gains from the sale of SimplesVet in the amount of R$56.6 million. Quarter over quarter, other expenses, net decreased 64.8% for the same reason.
Net Income from continuing operations was R$668.1 million in the quarter with a margin of 18.7%, compared with R$556.8 million and a margin of 18.2% in 3Q24. The year over year increase of 20.0% can be primarily attributed to higher Gross Profit and a lower Other Operating expenses, being partially offset by higher SG&A.
Sequentially, net income from continuing operations grew from R$587.2 million in 2Q25, to R$668.1 million in 3Q25, while net margins increased from 16.8% to 18.7% over the same period. The increase in margin can be primarily attributed to a higher Gross Profit margin combined with lower Selling and Other Operating Expenses as a percentage of revenues and compensated in part by a higher IFRS tax rate from continuing operations.
Net income from both continuing and discontinued operations was R$715.3 million, up 31.8% from 3Q24 and 18.6% sequentially. As a result, IFRS Basic EPS from continuing and discontinued operations was R$2.67 per share in 3Q25 compared with R$1.82 in 2Q24 and R$2.22 in 2Q25.

Earnings Release | 3Q25	10

Adjusted Net Cash
Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 8 below:
Table 8: Adjusted Net Cash

Adjusted Net Cash (R$mn)	3Q25 Continuing Operations	3Q25 Discontinued Operations	3Q25 Consolidated Operations	2Q25 Consolidated Operations	3Q24 Consolidated Operations
Cash and cash equivalents	5,554.3	243.1	5,797.4	5,585.7	4,013.3
Short-term investments	344.0	0.0	344.0	234.8	373.7
Accounts receivable from card issuers (a)	38,481.0	0.0	38,481.0	35,999.2	26,310.2
Financial assets from banking solution	1,627.7	0.0	1,627.7	1,627.8	7,558.5
Derivative financial instrument (b)	40.3	0.0	40.3	25.4	50.7
Adjusted Cash	46,047.2	243.1	46,290.4	43,472.9	38,306.3

Retail deposits (c)	(9,018.2)	0.0	(9,018.2)	(8,830.0)	(6,816.8)
Accounts payable to clients	(17,174.1)	0.0	(17,174.1)	(16,808.3)	(16,603.4)
Institutional deposits and marketable debt securities	(10,259.9)	0.0	(10,259.9)	(9,338.1)	(6,704.4)
Other debt instruments	(5,711.5)	0.0	(5,711.5)	(4,426.6)	(3,172.7)
Derivative financial instrument (b)	(607.6)	0.0	(607.6)	(410.8)	(85.3)
Adjusted Debt	(42,771.3)	0.0	(42,771.3)	(39,813.8)	(33,382.5)

Adjusted Net Cash	3,276.0	243.1	3,519.1	3,659.0	4,923.8

(a)Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.
(b)Refers to economic hedge.
(c)Includes deposits from banking customers and time deposits from retail clients. For more information on retail deposits, please refer to note 5.6.1 in our Financial Statements.

As of September 30, 2025, the Company’s Adjusted Net Cash from Continuing + Discontinued operations was R$3,519.1 million, R$139.9 million lower compared with 2Q25, explained by:
i.+R$1,055.6 million of net income plus non-cash expenses consisting of Depreciation and Amortization, Share-based Payments, Allowance for Expected Credit Losses, Loss on Disposal of Property, Equipment and Intangible Assets, and Loss on Sale of Subsidiary;
ii.+R$68.3million from tax effects;
iii.-R$465.2 million from shares buyback;
iv.-R$321.8 million from our credit portfolio, net of provision expenses and interest;
v. -R$273.8 million of capex;
vi.-R$168.8 millon from the non-cash effect from present value adjustment to accounts receivable from card issuers, which flows through Other Comprehensive Income (OCI);
vii.-R$34.2 million from other effects.

Earnings Release | 3Q25	11

Cash Flow from Continuing + Discontinued Operations
Table 9: Cash Flow

Cash Flow (R$mn)	3Q25	3Q24
Operating activities
Net income for the period	715.3	542.9

Adjustments to reconcile net income (loss) for the period to net cash flows:
Depreciation and amortization	232.0	263.8
Deferred income tax and social contribution	(23.9)	14.4
Gain on investment in associates	1.2	(0.4)
Accrued interest, monetary and exchange variations, net	420.3	26.6
Provision for contingencies	47.2	24.5
Share-based payment expenses	70.1	68.2
Allowance for expected credit losses	95.8	16.5
Gain (loss) on disposal of property, equipment and intangible assets	(1.0)	(8.5)
Effect of applying hyperinflation accounting	0.6	1.0
Fair value adjustment in financial instruments at FVPL	(5.1)	(4.3)
Fair value adjustment to derivatives	3.6	245.4
Remeasurement of previously held interest in subsidiary acquired acquired	0.0	(1.8)

Working capital adjustments:
Accounts receivable from card issuers	(2,211.2)	1,853.4
Receivables from related parties	0.1	15.8
Recoverable taxes	(67.5)	(19.2)
Prepaid expenses	(8.6)	19.4
Trade accounts receivable, banking solutions and other assets	203.9	(14.1)
Credit portfolio	(321.8)	(149.2)
Accounts payable to clients	(2,029.9)	(3,682.1)
Taxes payable	272.6	(374.8)
Labor and social security liabilities	80.6	88.7
Payment of contingencies	(30.1)	(15.3)
Trade accounts payable and other liabilities	91.4	64.0
Interest paid	(362.4)	(266.3)
Interest income received, net of costs	1,950.6	1,203.8
Income tax paid	(112.9)	(44.0)
Net cash used in operating activity	(1,045.5)	(131.5)

Investing activities
Purchases of property and equipment	(154.6)	(170.1)
Purchases and development of intangible assets	(119.2)	(127.9)
Proceeds from short-term investments, net	(120.2)	(258.6)
Proceeds from the disposal of non-current assets	(0.1)	0.2
Payment for interest in subsidiaries acquired	(8.5)	(10.3)
Net cash used in investing activities	(384.0)	(566.8)

Financing activities
Proceeds from institutional deposits and marketable debt securities	2,946.9	3,178.7
Payment of institutional deposits and marketable debt securities	(2,225.7)	(1,834.0)
Proceeds from other debt instruments, except lease	1,989.3	480.0
Payment to other debt instruments, except lease	(595.1)	(999.5)
Payment of principal portion of leases liabilities	(13.3)	(25.0)
Payment of derivative financial instruments designated for hedge accounting	0.0	(112.8)
Repurchase of own shares	(465.2)	(742.5)
Premium received in option transactions	14.9	0.0
Acquisition of non-controlling interests	(0.1)	0.0
Dividends paid to non-controlling interests	(3.7)	(3.1)
Net cash used in (provided by) financing activities	1,648.0	(58.3)

Effect of foreign exchange on cash and cash equivalents	(6.8)	26.6

Change in cash and cash equivalents	211.7	(730.0)

Cash and cash equivalents at beginning of period	5,585.7	4,743.2
Cash and cash equivalents at end of period	5,797.4	4,013.3

Earnings Release | 3Q25	12

Consolidated Balance Sheet Statement
Table 10: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	3Q25	4Q24
Assets
Current assets	52,923.1	45,965.0
Cash and cash equivalents	5,554.3	5,227.7
Short-term investments	344.0	517.9
Financial assets from banking solutions	1,627.7	8,805.9
Accounts receivable from card issuers	38,354.0	29,231.8
Trade accounts receivable	235.3	390.6
Credit portfolio	1,615.0	891.7
Recoverable taxes	518.7	372.4
Derivative financial instruments	41.1	156.8
Other assets	447.6	370.3
Assets classified as held for sale	4,185.4	0.0

Non-current assets	5,673.9	8,848.4
Long-term investments	37.1	32.6
Accounts receivable from card issuers	127.0	116.2
Trade accounts receivable	25.3	25.5
Credit portfolio	377.4	171.4
Derivative financial instruments	0.6	103.4
Receivables from related parties	0.5	0.6
Deferred tax assets	1,161.3	871.6
Investment in associates	72.7	75.8
Property and equipment	1,744.1	1,834.0
Intangible assets	1,952.5	5,458.1
Other assets	175.3	159.2

Total Assets	58,597.0	54,813.5

Liabilities and equity
Current liabilities	37,118.1	33,533.8
Retail desposits	9,018.2	8,704.8
Accounts payable to clients	17,118.1	17,756.7
Trade accounts payable	672.2	672.2
Institutional deposits and marketable debt securities	4,573.8	3,066.0
Other debt instruments	3,058.2	1,903.8
Labor and social security liabilities	521.0	578.3
Taxes payable	804.1	560.3
Derivative financial instruments	353.1	10.6
Other liabilities	229.1	281.1
Liabilities associated with assets held for sale	770.3	0.0

Non-current liabilities	9,688.7	9,452.4
Accounts payable to clients	56.0	50.7
Institutional deposits and marketable debt securities	5,686.0	5,430.0
Other debt instruments	2,837.5	2,496.1
Derivative financial instruments	254.5	281.2
Deferred tax liabilities	289.2	680.7
Provision for contingencies	207.9	237.4
Labor and social security liabilities	96.8	39.5
Other liabilities	260.7	236.8

Total liabilities	46,806.8	42,986.2

Equity attributable to controlling shareholders	11,747.4	11,776.0
Issued capital	0.1	0.1
Capital reserve	14,173.6	14,215.2
Treasury shares	(3,342.2)	(1,805.9)
Other comprehensive income (loss)	(524.5)	(287.0)
Retained earnings (accumulated losses)	1,473.4	(346.4)
Other comprehensive income associated with assets held for sale	(33.1)	0.0

Non-controlling interests	42.8	51.3

Total equity	11,790.2	11,827.3

Total liabilities and equity	58,597.0	54,813.5

Earnings Release | 3Q25	13

Continuing Operations Historical P&L (Adjusted)
Table 11: Adjusted Continuing Operations Historical P&L

Historical Adjusted Statement of Profit or Loss (R$mn)	3Q25	2Q25	1Q25	4Q24	3Q24
Net revenue from transaction activities and other services	626.0	658.1	660.7	805.9	808.5
Net revenue from subscription services and equipment rental	224.1	218.9	215.9	188.7	199.0
Financial income	2,544.0	2,409.2	2,303.1	2,189.6	1,918.8
Other financial income	172.7	214.7	181.1	111.5	136.2
Total revenue and income	3,566.8	3,500.9	3,360.8	3,295.7	3,062.5
Cost of services	(817.8)	(850.4)	(785.8)	(743.1)	(728.7)
Provision expenses for expected credit losses	(86.4)	(82.3)	(34.0)	(26.6)	(0.3)
Financial expenses, net	(1,144.1)	(1,089.0)	(1,084.3)	(1,029.6)	(897.0)
Gross Profit	1,604.9	1,561.5	1,490.7	1,523.0	1,436.8
Administrative expenses	(223.5)	(214.9)	(197.6)	(217.5)	(208.9)
Selling expenses	(527.2)	(531.0)	(527.4)	(485.8)	(437.2)
Other income (expenses), net	(95.6)	(111.1)	(112.7)	(91.0)	(93.8)
Loss on investment in associates	(1.2)	(0.5)	0.4	0.1	0.4
Profit (loss) before income taxes	757.4	704.0	653.4	728.8	697.4
Income tax and social contribution	(115.9)	(105.8)	(122.7)	(99.7)	(129.6)
Net income (loss) from Continuing Operations	641.5	598.1	530.7	629.0	567.8

Net income (loss) from Discontinued Operations	48.4	32.7	23.8	36.6	19.1

Net income (loss) from Continuing + Discontinued Operations	689.9	630.9	554.4	665.6	586.8
Other Information
Conference Call
Stone will discuss its 3Q25 financial results during a teleconference today, November 06, 2025, at 5:00 PM ET / 7:00 PM BRT.
The conference call can be accessed live over the Zoom webinar (ID: 825 0535 9576| Password: 725775). It can also be accessed over the phone by dialing +1 646 931 3860 or +1 669 444 9171 from the U.S. Callers from Brazil can dial +55 21 3958 7888. Callers from the UK can dial +44 330 088 5830.
The call will also be webcast live and a replay will be available a few hours after the call concludes. The live webcast and replay will be available on Stone’s investor relations website at https://investors.stone.co/.
About Stone Co.
Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses with payments, banking and credit.

Earnings Release | 3Q25	14

Glossary of Terms
•“Active Payments Client Base”: refers to MSMBs and Large Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.
•“Adjusted Net Cash”: is a non-IFRS financial metric and consists of the following items: (i) Adjusted Cash: Cash and cash equivalents, Short-term investments, Accounts receivable from card issuers, Financial assets from banking solution and Derivative financial instrument; minus (ii) Adjusted Debt: Retail deposits, Accounts payable to clients, Institutional deposits and marketable debt securities, Other debt instruments and Derivative financial instrument.
•“Banking”: refers to our digital banking solution.
•“Banking Active Clients”: clients who have transacted at least R$1 in the past 30 days.
•"Consolidated Credit Metrics”: refer to metrics for credit cards and merchants, the latter including the sum of working capital and revolving credit.
•"Continuing Operations”: refer to our Financial Services segment and to certain software assets that were not included in the scope of the software divestments announced in the July 22, 2025 6-K filing, titled "StoneCo Announces Divestment of Software Assets".
•"Cost of risk”: annualized provision for expected credit losses, divided by the average credit portfolio between the current and the previous quarter.
•"Coverage ratio”: consists of the accumulated loan loss provision expenses over NPL over 90 days.
•“Credit Portfolio”: is gross of provisions for losses, but net of amortizations. Note: the amount recorded in the balance sheet is already net of provisions.
•“CTPV”: means Card Total Payment Volume and refers only to transactions settled through cards. Does not include PIX QR Code volumes.
•"Discontinued Operations”: refer to the software assets included in the scope of the software divestments announced in the July 22, 2025 6-K filing, titled "StoneCo Announces Divestment of Software Assets."
•“Large Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. It also includes clients that are onboarded through our integrated partners program, regardless of client size.
•“MDR or Merchant Discount Rate”: means the fee or commission paid by merchants for the service of capturing, processing, transmitting and settling transactions. The merchant discount rate is applied to the value of each Cardholder’s transaction and includes the interchange fee.
•“Membership fees”: refer to the upfront fee paid by merchants for all Ton offerings and specific ones for Stone when they join our client base. Until December 31, 2023, membership fees revenues were recognized fully at the time of acquisition. From January 1, 2024 onwards, the Group recognizes revenues from membership fees deferred through the expected lifetime of the client.

Earnings Release | 3Q25	15

•“MSMB segment”: refer to SMBs – small and medium business (online and offline) – and micro-merchants, from our Stone, Pagar.me and Ton products. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.
•”Merchants solution (credit)”: consists of the sum of (i) working capital and (ii) revolving credit.
•“NPL (Non-Performing Loans)”: is the total outstanding of the contract whenever the clients default on an installment. More information on the total overdue by aging considering only the individual installments can be found in Note 5.4.1 of the Financial Statements.
•“PIX QR Code”: includes the volume of PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Large Accounts merchants, unless otherwise noted.
•“Revenue”: refers to Total Revenue and Income net of taxes, interchange fees retained by card issuers and assessment fees paid to payment schemes.
•“Retail Deposits”: includes time deposits and deposits from retail customers, including MSMB and Large Account clients.
•“TPV”: Total Payment Volume. Reported TPV figures consider all card volumes settled by StoneCo, including PIX QR Code transactions from dynamic POS QR Code and static QR Code from MSMB and Large Accounts merchants, unless otherwise noted.
Forward-Looking Statements
This document contains "forward-looking statements" within the meaning of the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.
All statements other than statements of historical fact may be deemed forward-looking, including, but not limited to, statements regarding our plans, strategies, prospects, and growth estimates. Such statements are based on our current expectations, estimates, and assumptions about future events and can be identified by words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief” and similar expressions, although not all forward-looking statements contain these words.
Forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, that could cause our actual results, performance, or achievements to differ materially from those expressed or implied in these statements. You are cautioned not to place undue reliance on these statements, as reported results should not be considered an indication of future performance. Additional factors and risks that could cause material differences are detailed in our reports filed with the Securities and Exchange Commission ("SEC"), including the sections entitled "Risk Factors" and "Forward-Looking Statements" in our annual report on Form 20-F.
We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.
Non-IFRS Financial Measures
This document includes certain non-IFRS financial measures that supplement the financial measures presented in accordance with International Financial Reporting Standards (IFRS). These non-IFRS measures are used by our management to assess operational performance, generate future operating plans, and make strategic decisions. We believe they provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management.
It is important to note that these non-IFRS measures have significant limitations as financial measures, should be considered supplementary in nature, and are not a substitute for, nor superior to, financial information prepared in accordance with IFRS. Furthermore, they may differ from similarly titled measures used by other companies. For a complete reconciliation of our non-IFRS financial measures to their most comparable IFRS measures and their detailed definitions, please refer to the tables and glossary provided in the Appendix of our Earnings Release.
Other Information
Certain market and industry information used in this document was obtained from internal estimates and studies, as well as market research and publicly available information. While we believe such data to be reliable, we do not guarantee its accuracy or completeness. Internal estimates and studies have not been independently verified. The trademarks included are the property of their respective owners. This document is provided for informational purposes only and does not constitute, nor should it be construed as, legal, tax, or investment advice.

Earnings Release | 3Q25	16